April 24, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fixed Income SHares (the “Trust”) (File Nos. 333-92415 and 811-9721)
Ladies and Gentlemen:
Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Trust is filing today with the Securities and Exchange Commission Post-Effective Amendment No. 23 (the “Amendment”) to the above-referenced Registration Statement for the purpose of establishing a new series, the Equity Shares Series I (the “New Portfolio”).
In addition to Part C, the Amendment includes the following documents: (1) Prospectus for the New Portfolio; and (2) Statement of Additional Information for the New Portfolio.
The Amendment does not relate to any other series of the Trust and no information contained in the Amendment is intended to supersede or amend any disclosure in the Trust’s Registration Statement relating to any other series of the Trust.
The Amendment is scheduled to become effective 75 days after filing.
No fees are required in connection with this filing. Please direct any questions concerning this filing to me at (617) 951-7910
Very truly yours,
/s/ Mary Constantino, Esq.
Mary Constantino, Esq.

cc:	Brian S. Shlissel Lawrence Altadonna David C. Sullivan, Esq. Patricia C. Sandison, Esq.